Mail Stop 3561

July 9, 2007

Richard Rubin
Chief Executive Officer
American Biogenetic Sciences, Inc.
90 John Street, Suite 626
New York, NY 10038

      Re: **American Biogenetic Sciences, Inc.**
                Form 10-KSB for Fiscal Year Ended
                December 31, 2006
                File No. 0-19041

Dear Mr. Rubin:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Emerging Growth
               Companies

cc: Richard Rubin, CEO
       Fax: 212-658-9867